Exhibit I
17th October, 2005
To
The New York Stock Exchange,
New York,
USA
Dear Sir / Madam,
Subject: Unaudited Financial Results for the second quarter and half year ended 30th September, 2005
We attach herewith two files containing the unaudited financial results of the Bank for the second quarter and half year ended 30th September, 2005 and the press release in respect thereof as approved at the Board Meeting today.
The unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.
This is for your information and record.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sanjay Dongre
Vice-President (Legal) &
Company Secretary

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND HALF-YEAR ENDED SEPTEMBER 30, 2005

		(Rs. in lac)
		Unaudited results	Unaudited results	Unaudited results	Unaudited results	Audited results for
		for the quarter	for the quarter	for the half year	for the half year	the year ended
	Particulars	ended 30-09-2005	ended 30-09-2004	ended 30-09-2005	ended 30-09-2004	31-03-2005
1	Interest Earned (a) + (b) + (c) + (d)	102290	74470	191703	144725	309349
a	Interest / discount on advances / bills	61278	38912	114649	74212	166370
b	Income on investments	37605	32299	70082	63544	131149
c	Interest on balances with Reserve Bank of India and other inter bank funds	3404	3259	6948	6958	11809
d	Others	3	—	24	11	21
2	Other Income	26015	12272	52370	23076	65134
A	Total Income (1+2)	128305	86742	244073	167801	374483
3	Interest Expended	41077	31913	78121	62289	131556
4	Operating Expenses ( e) + (f)	40164	24725	75965	47808	108540
e	Payment to and provision for employees	11516	6342	22426	12024	27667
f	Other operating expenses	28648	18383	53539	35784	80873
B	Total Expenditure (3) + (4) (excluding provisions & contingencies )	81241	56638	154086	110097	240096
C	Operating Profit (A – B) (Profit before provisions and contingencies)	47064	30104	89987	57704	134387
D	Other Provisions and Contingencies	18062	7578	34647	14478	36493
E	Provision for Taxes	9038	7297	17023	14000	31338
F	Net Profit (C-D-E)	19964	15229	38317	29226	66556
5	Paid up equity share capital (face value Rs. 10)	31193	28623	31193	28623	30988
6	Reserves excluding revaluation reserve					420997
7	Analytical Ratios:
A	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
B	Capital adequacy ratio	10.4%	10.9%	10.4%	10.9%	12.2%
C	Earnings per share (par value Rs. 10/- each)
	Basic	6.4	5.3	12.3	10.2	22.9
	Diluted	6.0	5.0	11.6	9.7	21.6
8	Aggregate of Non-promoter shareholding
	-No. of shares	243,073,108	217,371,913	243,073,108	217,371,913	241,014,308
	-Percentage of shareholding	77.9%	75.9%	77.9%	75.9%	77.8%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:

	(Rs. in lac)
	Unaudited results	Unaudited results	Unaudited results	Unaudited results	Audited results for
	for the quarter	for the quarter	for the half year	for the half year	the year ended
Particulars	ended 30-09-2005	ended 30-09-2004	ended 30-09-2005	ended 30-09-2004	31-03-2005
1. Segment Revenue
a) Retail Banking	110925	84041	222464	159119	353627
b) Wholesale Banking	67474	48490	124671	97171	205635
c) Treasury	23484	5031	34462	8549	28689
Total	201883	137562	381597	264839	587951
Less: Inter Segment Revenue	73578	50820	137524	97038	213468
Income from Operations	128305	86742	244073	167801	374483
2. Segment Results
a) Retail Banking	11602	12536	25334	25095	52064
b) Wholesale Banking	16586	12857	29986	24207	53936
c) Treasury	814	(2867)	20	(6076)	(8106)
Total Profit Before Tax	29002	22526	55340	43226	97894
3.Capital Employed
(Segment Assets-Segment Liabilities)
a) Retail Banking	(141045)	(388362)	(141045)	(388362)	(289153)
b) Wholesale Banking	843481	716117	843481	716117	1002995
c) Treasury	(232970)	(47499)	(232970)	(47499)	(269913)
d) Unallocated	27295	21260	27295	21260	8056
Total	496761	301516	496761	301516	451985
Note on segment information
The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).
The Bank operates in three segments: retail banking, wholesale banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

NOTES:
1.	The above results have been taken on record by the Board at its meeting held on October 17, 2005.

2.	During the quarter and the half-year ended September 30, 2005, the Bank allotted 680,700 shares and 2,058,800 shares respectively pursuant to the exercise of stock options by certain employees. The Bank allotted 144,900 shares on October 5, 2005 pursuant to the exercise of stock options by certain employees during the month of September 2005.

3.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

4.	Provision for Taxes includes Rs. 350 lac and Rs. 600 lac towards provision for fringe benefit tax (FBT) for the quarter and the half-year ended September 30, 2005, respectively.

5.	On September 28, 2005, the Bank increased its investment in HDFC Securities Limited from 29.5% to 55%. Consequently, HDFC Securities Limited has become a subsidiary company of the Bank since that date.

6.	On September 19, 2005 the Bank filed Shelf Memorandum of Information with the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited for the proposed issue of Unsecured Redeemable Non-Convertible Subordinated Bonds up to a limit of Rs. 1,000 crores in India. The Bank intends to raise this amount, in tranches, within a period of one year from the date of filing of the Shelf Memorandum of Information.

7.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2005:

Opening: nil; Additions: 54; Disposals: 54; Closing: nil.

8.	Previous period figures have been regrouped/reclassified wherever necessary to conform to current period’s classification.

9.	The above results for the quarter and the half-year ended September 30, 2005, have been subjected to a “Limited Review” by the auditors of the Bank, as per the listing agreements with Bombay Stock Exchange Limited (erstwhile The Stock Exchange, Mumbai) and The National Stock Exchange of India Limited.

10.	Rs. 10 lac = Rs. 1 million
Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : October 17, 2005	Managing Director

The Board has also taken on record the unaudited results for the half-year ended September 30, 2005, prepared as per US GAAP. The US GAAP accounts have also been subjected to a ‘Limited Review’ by the Bank’s auditors. The reconciliation of net incomes as per Indian GAAP and US GAAP is as follows:

	(Rs. in lac)
	Results for the	Results for the
	half year ended	half year ended
Particulars	30-09-2005	30-09-2004
Net profit as per Indian GAAP	38317	29226
Adjustments to:
Investments	2153	8943
Allowances for credit losses	(2862)	(3371)
Accounting for affiliates	(253)	1477
Stock based options	(233)	(2620)
Customer acquisition costs	7443	616
Others	(1089)	51
Income taxes	(1593)	(2527)
Net profit as per USGAAP	41883	31795
Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.
In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.

	(Rs. in lac)
Summarised Balance Sheet	As at 30-09-2005	As at 30-09-2004
CAPITAL AND LIABILITIES
Capital	31193	28623
Reserves and Surplus	465568	272893
Employees’ Stock Options (Grants) Outstanding	24	86
Deposits	4544609	3346579
Borrowings	456284	231844
Subordinated Debt	50000	50000
Other Liabilities and Provisions	491145	377183

Total	6038823	4307208

ASSETS
Cash and balances with The Reserve Bank of India	278921	158151
Balances with Banks and Money at Call and Short notice	163500	67532
Investments	2132800	1845142
Advances	3170564	2043347
Fixed Assets	74287	64464
Other Assets	218751	128572

Total	6038823	4307208

NEWS RELEASE
HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)
FOR THE QUARTER & HALF-YEAR ENDED SEPTEMBER 30, 2005
The Board of Directors of HDFC Bank Limited approved the Bank’s accounts for the quarter and half-year ended September 30, 2005 at its meeting held on Monday, October 17, 2005. The Board also considered the reconciliation of profits between Indian GAAP and US GAAP for the half-year ended September 30, 2005. Both, the Indian and US GAAP accounts, have been subjected to a “Limited Review” by the Bank’s auditors.
FINANCIAL RESULTS
Quarter ended September 30, 2005
For the quarter ended September 30, 2005, the Bank earned total income of Rs.1,283.1 crores as against Rs.867.4 crores in the corresponding quarter ended September 30, 2004. Net revenues (net interest income plus other income) for the quarter ended September 30, 2005 were Rs.872.3 crores, an increase of 59.1% over Rs.548.3 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs) increased from Rs.744.7 crores for the quarter ended September 30, 2004, to Rs. 1,022.9 crores for the quarter ended September 30, 2005. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2005 increased by Rs.186.6 crores to Rs.612.1 crores, up by 43.8%. This was driven by an average asset growth of 36% and an expansion in the net interest margin to just above 4% (from 3.8% in the corresponding quarter ended September 30, 2004).
Other income (non-interest revenue) for the quarter ended September 30, 2005 was Rs.260.2 crores, consisting principally of fees and commissions of Rs.217.8 crores, foreign exchange/derivatives revenues of Rs. 28.4 crores and profit/(loss) on sale/revaluation of Investments of Rs.11.9 crores as against Rs.133.9 crores, Rs.14.2 crores and Rs.(25.9) crores respectively, for the quarter ended September 30, 2004. Operating (non-interest) expenses for the quarter increased by Rs.154.4 crores to Rs.401.6 crores and were 46.0 % of net revenues and 31.3% of the total income for the quarter ended September 30, 2005. Provisions and contingencies for the quarter were Rs.180.6 crores (against Rs.75.8 crores for the corresponding quarter ended September 30, 2004), principally comprising general & specific loan loss provisions of Rs.122.8 crores and amortization of premia (for investments in the Held to Maturity category) of Rs.57.6 crores. After providing Rs.90.4 crores for taxation, the Bank earned a Net Profit of Rs.199.6 crores, an increase of 31.1% over the quarter ended September 30, 2004.
Total balance sheet size increased by 40.2% from Rs.43,072 crores as of September 30, 2004 to Rs.60,388 crores as of September 30, 2005. Total deposits were Rs.45,446 crores, an increase of 35.8% from September 30, 2004. The Bank’s continued success in building its retail deposit franchise was evidenced in the 46.8% growth in savings account deposits to Rs.14,395 crores as of September 30, 2005. Current account deposits as of September 30, 2005 were Rs. 12,727 crores, as against Rs. 7,642 crores as of September 30, 2004. The Bank’s total customer assets (including advances, corporate debentures, investments in securitised paper, etc) increased to Rs.36,764 crores as of September 30, 2005, from Rs.25,467 crores as of September 30, 2004, a growth 44.4%. Retail loans grew 73.8% on a year-on-year basis to Rs.17,453 crores, and now form 52.1% of gross advances as against 46.7% of gross advances as at September 30, 2004.
Half-Year ended September 30, 2005:
For the half-year ended September 30, 2005, the Bank earned a total income of Rs.2,440.7 crores as against Rs.1,678.0 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2005 were Rs.1,659.5 crores, up by 57.3% over Rs.1,055.1 crores for the six months ended September 30, 2004. Net Profit for the half-year ended September 30, 2005 was Rs.383.2 crores, up by 31.1%, over the corresponding six months ended September 30, 2004.
Net Profit computed in accordance with US GAAP for half-year ended September 30, 2005 was Rs.418.8 crores; an increase of 31.7% over Rs.318.0 crores in the corresponding half year ended September 30, 2004. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to differences in accounting treatment for amortization of premia and revaluation losses on investments held in the “Available for Sale” category, allowance for credit losses, accounting for affiliates, stock based compensation expense, customer acquisition costs and income taxes.
BUSINESS UPDATE:
During the first half of the current financial year, the Bank achieved healthy growth in each of its two customer franchises — retail and wholesale. The Bank’s branch network has grown to 531 outlets in 228 cities from 379 outlets 182 cities a year back. The bank’s cards base continued to increase with the total cards issued touching 3.5 million debit cards and 1.7 million credit cards. To complement this growth, the bank increased its installations of point-of-sale (POS) terminals to over 50,000, further consolidating its position as a leading player in the merchant acquiring business.
Portfolio quality as of September 30, 2005 remained healthy with net non-performing assets at 0.3% of total customer assets. Delinquencies and NPAs have been in line with the changing mix of the loan book towards retail loans, and within the retail portfolio, in line with the growing proportion of two-wheeler loans, personal loans, credit cards etc., where the higher risks are compensated by higher yields, as reflected in the expansion of the net interest margin. Capital Adequacy Ratio (CAR) was 10.4% against the regulatory minimum of 9%. Tier I CAR was at 8.4%. The Bank has filed a shelf registration for raising long-term, unsecured, subordinated bonds qualifying as Tier II capital up to Rs.1000 crores and has got a AAA rating for such bonds. The Bank increased its investment in HDFC Securities Limited from 29.5% to 55%. Consequently, HDFC Securities Limited has become a subsidiary company of the Bank.
Note:
(i) Rs. = Indian Rupees
(ii) 1 crore = 10 million
(iii) All figures and ratios are in accordance with Indian GAAP except where specifically mentioned.
Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.
In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.